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                              February 8, 2021

       Brendan T. O'Donnell
       Chief Executive Officer
       G&P Acquisition Corp.
       650 Fifth Avenue, 30th Floor
       New York, NY 10019

                                                        Re: G&P Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
12, 2021
                                                            CIK No. 0001839121

       Dear Mr. O'Donnell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Dilution, page 71

   1. We note your disclosure in the second paragraph that "...After giving effect to the sale of
                                                        20,000,000 shares of
Class A common stock... our pro forma net tangible book value at
                                                        December 31, 2020 would
have been...$9.18 per share, representing an immediate
                                                        increase in net
tangible book value       of $9.18 per share to our initial
                                                        stockholders      .and
an immediate dilution of $9.19 per share to our public
                                                        stockholders   .".
However, based on your calculations on page 72, the pro forma net tangible book value
after this offering would be $0.82 per share. Consequently, increase in net tangible book
value would be $0.83 per share to initial stockholders and dilution
 Brendan T. O'Donnell
G&P Acquisition Corp.
February 8, 2021
Page 2
      would be $9.18 per share to public stockholders. Accordingly, please revise the second paragraph and third paragraph to include consistent disclosures as appropriate or advise.
2. Please revise the table in the third paragraph to include dilution and related disclosures under the scenario if the underwriters exercise their option to purchase additional units in full, and provide related calculations of pro forma net tangible book value per share.
3. We note you disclose on page 72, under Numerator, net proceeds from this offering and sale of the private placement warrants of $201,000,000. However, such amount of net proceeds is not consistent with the disclosure under Use of Proceeds, page 65 of
      $201,100,000. Please revise or advise.
Management, page 108

4. Please revise your disclosure to more specifically describe Messers. O'Donnell's and
      Marnikovic's employment during the past five years. Refer to Item 401(e) of Regulation
      S-K.
5. If applicable, please disclose the nature of any family relationship between your Chairman and Chief Executive Officer. See Item 401(d) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

6. Please amend your registration statement to have your auditor remove the language in the
      fourth paragraph which states    and in accordance with auditing
standards generally
      accepted in the United States of America.    Please refer to PCAOB
Auditing Standard
      3101.
       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763
or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameBrendan T. O'Donnell
                                                            Division of
Corporation Finance
Comapany NameG&P Acquisition Corp.
                                                            Office of Energy &
Transportation
February 8, 2021 Page 2
cc:       Raphael Russo
FirstName LastName